

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 22, 2008

Anthony DeLise, Interim President and Chief Executive Officer
Siena Technologies, Inc.
5625 South Arville Street, Suite E
Las Vegas, Nevada 89118

>   **Re: Siena Technologies, Inc.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed May 16, 2008**
>   **File No. 000-25499**

Dear Mr. DeLise:

We have limited our review of your preliminary information statement on Schedule 14C to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Action to be Taken: Sale of Assets of Subsidiary Kelly Communication Company, Inc.,
page 4

Reasons for the Asset Sale, page 10

1.   We note that you will seek to immediately purchase a new operating business following consummation of the asset sale. Please address how you intend to do this and the likelihood of success, given that you will have no operations, minimal assets and significant liabilities. Also, reconcile this statement with your disclosure in your MD&A on page A-13 in Exhibit A which seems to indicate you will seek to raise funds and continue operating in the same industry as Kelley.

<u>Financial Statements, Exhibits A through C</u>

2.   Item 1 of Schedule 14C requires you to provide certain information required by
        Schedule 14A. In connection with a sale of substantially all of your assets, you
        are required to include in your information statement your own financial
        statements in accordance with Item 14(c)(1) of Schedule 14A, which directs you
        to the requirements Part B of Form S-4. You are also required to provide
        unaudited financial information for the business to be sold, as well as pro forma
        financial information, for the same periods as you are required to provide your
        own financial statements. Refer to Question I.H.6 of the Division of Corporation
        Finance: Manual of Publicly Available Telephone Interpretations, Third
        Supplement, July 2001 available at
        http://www.sec.gov/interps/telephone/phonesupplement3.htm. Please address the
        following deficiencies in your filing:

        •   Please present an audited balance sheet for Siena Technologies, Inc. as of
                the end of your most recently completely fiscal year and audited
                statements of income, cash flows and changes in stockholders' equity for
                Siena Technologies, Inc. for the two most recently completed fiscal years
                and include an accountant's report related to the audited financial
                statements as required by Instruction 5 to Item 14 of Schedule 14A;

        •   Please explain why the balance sheet for Siena Technologies, Inc. as of
                December 31, 2007 is not consistent with the information provided in the
                audited financial statements contained in your Form 10-KSB/A filed April
                28, 2008 or revise to eliminate this inconsistency;

        •   Please explain why the statement of operations of Siena Technologies, Inc.
                for the three month periods ended March 31, 2008 and March 31, 2007 do
                not include any revenues even though Siena Technologies was an
                operating company during these time periods;

        •   Please present unaudited financial information for the business to be sold,
                as well as pro forma information for Siena Technologies, Inc., for the
                <u>same periods</u> as you present financial statements for Siena Technologies,
                Inc.; and

        •   Please explain to us the significant liability of Kelley (and asset of Siena)
                of $14,125,474 that is included in the unaudited balance sheet for the
                business to be sold (and balance sheet for Siena Technologies on a pro
                forma basis) but is not described anywhere else in the filing.

If you disagree with any of these comments, please provide a detailed explanation of why such comment is inapplicable with reference to the applicable schedule requirements.

*   *   *

As appropriate, please revise your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Harrington, Attorney-Adviser, at 202-551-3576, or me, at 202-551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Peter Gennuso, Esq.
        Gersten, Savage LLP
        Via facsimile: (212) 980-5192